Kayne Anderson Acquisition Corp.

811 Main Street, 14th Floor

Houston, TX 77002

September 28, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Lisa Krestynick

Staff Attorney

Office of Natural Resources

Division of Corporation Finance

Re:	Kayne Anderson Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed August 27, 2018

File No. 001-38048

Ladies and Gentlemen:

This letter sets forth the responses of Kayne Anderson Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter, dated September 21, 2018 (the “Comment Letter”), with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 27, 2018 (the “Proxy Statement”). In connection with this letter, the Company is filing today an amendment to the Proxy Statement (“Amendment No. 1”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Proxy Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Summary of the Proxy Statement

The Business Combination

Related Agreements

Option Letter, page 24

1.

Please expand your disclosure here and on page 112, as applicable, to describe the material terms of the Option Letter, including the options subject to the Option Letter and the “certain obligations” imposed on Apache with respect to certain commercial agreements associated with the Options.

Response: We acknowledge the Staff’s comment and have expanded our disclosure on pages xi, 24 and 109 to describe the material terms of the Option Letter, the Options subject to the Option Letter and the obligations imposed on Apache with respect to certain commercial agreements associated with the Options.

Securities and Exchange Commission

September 28, 2018

Risk Factors, page 39

2.

We note your Second Amended and Restated Certificate of Incorporation contains a forum selection provision. Please include a risk factor addressing the risks associated with this provision, including the possibility that the exclusive forum provision may discourage shareholder lawsuits or limit the ability to bring a claim in a judicial forum that a shareholder finds favorable for disputes. In addition, we note your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please also disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response: We acknowledge the Staff’s comment and have added a risk factor on page 73 addressing the risks associated with the forum selection provision and described the exceptions to the exclusive forum designation set forth in the underlined language below. The exclusive forum provisions contained in both our existing Charter (Article XII) and the Second A&R Charter (Article XI) provide an exception to the designation of the Court of Chancery as the exclusive forum for “any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction” (emphasis added). Accordingly, the provision does not designate the Court of Chancery as the exclusive forum for any derivative action or other claim for which the applicable statute creates exclusive jurisdiction in another forum, such as the Exchange Act, or for which the Court of Chancery otherwise does not have subject matter jurisdiction. We believe that the underlined language above clearly states that the exclusive forum designation would not apply to actions for which the Exchange Act creates exclusive federal jurisdiction. We therefore have not made any changes to the exclusive forum provision in the Second A&R Charter in response to the Staff’s comment. In that regard, we note that the amendments to our existing Charter proposed to be made in the Second A&R Charter (and for which KAAC is seeking stockholder approval) do not include any substantive changes to the exclusive forum provision.

Related Agreements

Amended and Restated Agreement of Limited Partnership of Altus Midstream, page 101

3.

Please tell us what consideration you have given to including the Amended and Restated Agreement of Limited Partnership of Altus Midstream in the proxy statement. In this regard, we note that you will operate your business through Altus Midstream and that its Agreement of Limited Partnership provides Apache Contributor with the right to redeem Altus Midstream Common Units for shares of your Class A Common Stock following the closing.

Response: We acknowledge the Staff’s comment and have included the form of Altus Midstream LPA as Annex F to Amendment No. 1.

Securities and Exchange Commission

September 28, 2018

Amended and Restated Registration Rights Agreement, page 103

4.	Please disclose the approximate number of shares of Class A Common Stock that you will be required to register pursuant to the amended and restated registration rights agreement.

Response: We acknowledge the Staff’s comment and have revised page 106 to include the maximum number of shares of Class A Common Stock that we will be required to register pursuant to the Registration Rights Agreement.

Background of the Business Combination, page 106

5.

Please revise this section to provide greater detail as to the material issues discussed and key negotiated terms with respect to the proposed business combination operating and commercial relationships, including the ownership thresholds and related director nomination rights in the Stockholders Agreement, and the structure of the management team and board of directors following the business combination.

Response: We acknowledge the Staff’s comment and have added disclosure on pages 111-120 to provide greater detail regarding the material issues discussed and key negotiated terms with respect to the material operating, commercial and governance relationships following the business combination.

6.

Please disclose the size and material attributes of the potential target that KAAC was considering entering into an exclusivity agreement with on May 31, 2018 and explain further why KAAC elected not to enter into an exclusivity agreement with the potential target.

Response: We acknowledge the Staff’s comment and have added disclosure on page 113 regarding the size and material attributes of the potential target and a further explanation as to why KAAC elected not to enter into an exclusivity agreement with the potential target.

7.

Please expand your disclosure to clarify how the business combination consideration and transaction structure were determined, including the specific factors considered by KAAC in ascribing a value of $2 billion to the Alpine High midstream assets and proposing the initial mix of consideration and an “Up-C” structure in the First Round IOI. Please also discuss the basis for the final mix of consideration, including the assignment of certain founder shares and private placement warrants.

Response: We acknowledge the Staff’s comment and have added disclosure on pages 111-112 to clarify how the business combination consideration and transaction structure were determined.

KAACs Board of Directors Reasons for the Approval of the Business Combination, page 112

8.

Please identify the comparable public companies and comparable transactions that the KAAC board reviewed and describe how such research aided the board in reaching the conclusion to approve the proposed business combination.

Response: We acknowledge the Staff’s comment and have added disclosure on page 121 to identify the comparable public companies and comparable transactions reviewed and discussed by our board of directors and how the related research aided our board of directors in reaching its conclusion to approve the proposed business combination.

Securities and Exchange Commission

September 28, 2018

9.

Please describe further the financial and valuation analysis of the Alpine High midstream assets and the business combination reviewed by the KAAC board and how such analysis assisted the board in reaching the conclusion to approve the proposed business combination.

Response: We acknowledge the Staff’s comment and have added disclosure on pages 120-121 to describe further the financial and valuation analysis of the Alpine High midstream assets and the business combination reviewed by our board of directors and how such analysis assisted our board of directors in reaching its conclusion to approve the proposed business combination.

Unaudited Financial Projections of Alpine High Midstream, page 115

10.

Please disclose the estimated completion and in-service dates of Alpine High Midstream’s assets and the JV projects, disclose the timing of the exercise of the Options and quantify the material assumptions underlying the projections, including the prices and production of natural gas and NGLs and the volumes of natural gas and NGLs gathered and transported by Alpine High Midstream.

Response: We acknowledge the Staff’s comment and have added disclosure on page 124 to describe the material assumptions underlying the projections. Our revised disclosure beginning on page 124 does not include commodity price assumptions, as Alpine High Midstream’s business is fee-based and not subject to direct commodity price exposure. Therefore, the management of Alpine High Midstream did not make material assumptions regarding commodity prices in developing the unaudited financial projections.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alpine High Midstream

Factors and Trends Impacting Alpine High Midstream’s Business . . . .

Options to Acquire Equity Investments in Five Separate Joint Venture Pipelines, page 156

11.

We note your disclosure here and at pages 167-68 and 172 regarding the Options and the Additional Option. For each option, please expand this disclosure to identify the exercise price, estimated costs to exercise the options, and the expiration date. If the estimated costs to exercise the options are not known, include a discussion as to why an estimate cannot be provided. In addition, we note your disclosure at page 41 that “[t]he Additional Option and each Option has conditions precedent that must be satisfied before we can exercise” and that “[s]ome of such conditions precedent are within the control of Apache.” Please expand this risk factor to disclose any conditions precedent that are material and clarify whether such conditions are within the control of Apache.

Response: We acknowledge the Staff’s comment and have added disclosure on pages 166, 177, 178 and 182 to provide additional information regarding the Options and the Additional Option. In addition, we have expanded the risk factor beginning on page 41 to disclose the material conditions precedent and to clarify whether such conditions are within the control of Apache.

Securities and Exchange Commission

September 28, 2018

General

12.

Please include a form of proxy card marked as “preliminary” in your next amendment. Please also indicate on your preliminary proxy card whether the approval of certain proposals is conditioned upon the approval of other proposals. In that regard, we note your disclosure at page 3. Refer to Rules 14a-6(e)(1) and 14a-4(a)(3) of Regulation 14A.

Response: We acknowledge the Staff’s comment and have included a form of proxy card marked as “preliminary” in Amendment No. 1 and have indicated whether the approval of certain Proposals is conditioned upon the approval of other Proposals.

*    *    *    *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

KAYNE ANDERSON ACQUISITION CORP.

By:	/s/ Robert S. Purgason
Name:	Robert S. Purgason
Title:	Chief Executive Officer

Cc:	Kayne Anderson Acquisition Corp.

Terry A. Hart

Latham & Watkins LLP

Jesse P. Myers

Debbie P. Yee